UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of report (Date of earliest event reported): March 22, 2018

CB FINANCIAL SERVICES, INC.

(Exact name of registrant as specified in its charter)

Pennsylvania	001-36706	51-0534721
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

100 N. Market Street, Carmichaels, Pennsylvania 15320

(Address of principal executive offices, including zip code)

(724) 966-5041

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☒

Item 8.01	Other Events.

This Current Report on Form 8-K is filed to disclose litigation filed with respect to the previously reported proposed merger between CB Financial Services, Inc. (“CB”) and First West Virginia Bancorp, Inc. (“FWVB”), pursuant to which CB would be the surviving institution (the “Merger”).

On March 22, 2018, Paul Parshall, a purported FWVB stockholder, filed, on behalf of himself and all other FWVB public stockholders (the “Purported Class”), a putative class action lawsuit in the Circuit Court of Ohio County, West Virginia, captioned Parshall v. First West Virginia Bancorp, Inc. et. al. (Civil Action No. 18-C-68), against FWVB, each FWVB director (collectively, the “Individual Defendants”) and CB. The lawsuit alleges that the Individual Defendants have breached their fiduciary duties to the Purported Class by initiating a process to sell FWVB that undervalues FWVB and by omitting certain material information from FWVB’s definitive proxy statement for the FWVB special stockholders’ meeting to be held on April 11, 2018, and that FWVB and CB have aided and abetted the Individual Defendants in breaching their fiduciary duties. The relief sought by the lawsuit includes preliminary and permanent injunction against the completion of the proposed Merger, rescission and rescissory damages if the proposed Merger is completed, and damages, including attorneys’ and experts’ fees. The defendants believe the lawsuit is without merit and intend to defend against it vigorously. Currently, however, it is not possible to predict the outcome of the lawsuit or the impact the lawsuit may have on CB, FWVB or the proposed Merger, if any.

Cautionary Note Regarding Forward-Looking Statements

This Current Report on Form 8-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements provide current expectations or forecasts of future events and are not guarantees of future performance. The forward-looking statements are based on CB management’s expectations and are subject to numerous risks and uncertainties. Forward-looking statements are typically identified by using words such as “anticipate,” “estimate,” “project,” “intend,” “plan,” “believe,” “will” and similar expressions.

Although CB management believes that the expectations reflected in such forward-looking statements are reasonable, actual results may differ materially from those expressed or implied in such statements. Undue reliance should not be placed on the forward-looking statements, which speak only as of the date hereof. CB does not undertake, and specifically disclaims any obligation, to publicly release the result of any revisions that may be made to update any forward-looking statement to reflect the events or circumstances after the date on which the forward-looking statement is made, or reflect the occurrence of unanticipated events, except to the extent required by law.

Additional Information About the Proposed Merger and Where to Find It

CB has filed a registration statement with the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended, which includes a joint proxy statement/prospectus and other relevant documents filed with the SEC with respect to the proposed Merger. STOCKHOLDERS OF CB AND OF FWVB ARE ADVISED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

The joint proxy statement/prospectus and other relevant materials, and any other documents CB may file with the SEC, may be obtained free of charge at the SEC's website (www.sec.gov). In addition, investors and stockholders may obtain free copies of these documents from CB’s website (www.communitybank.tv) under the tab “About Us – Investor Relations” and then the link “SEC Filings.”

Participants in the Proxy Solicitation

CB, FWVB and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from CB stockholders and FWVB stockholders with respect to the proposed Merger. Information about the respective directors and executive officers of CB and of FWVB is set forth in the joint proxy statement/prospectus. Additional information regarding the interests of those participants and other persons who may be deemed participants in the solicitation and a description of their direct and indirect interests, by security holdings or otherwise, may be obtained by reading the joint proxy statement/prospectus and any other relevant documents regarding the proposed Merger to be filed with the SEC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

CB FINANCIAL SERVICES, INC.

Date: March 26, 2018	By:	/s/ Kevin D. Lemley
Kevin D. Lemley
Executive Vice President and Chief Financial Officer